CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

02055127

82-4507

17 September 2002

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

02 OCT -2 AM 10:16

PROCESSED
OCT 0 9 2002
THOMSON
FINANCIAL

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 August 2002 till 31 August 2002, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

c.c. VP Lim Mei Yi – cover letter only.

dlw 10/3

s/sec/adr/adrltr-aug.doc

02 OCT -2

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Reply to SGX queries dated 30 July 2002 on the announcement of the Group's Half-Year Financial Statement Ended 30 June 2002	1 August 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Extension of Date of Completion for Sale of Entire Registered Capital of Shanghai Yong Liang Real Estate Development Co., Ltd"	2 August 2002	For Public Relations Purposes
Announcements by CapitaLand's Subsidiary, Raffles Holdings Limited – "Investments in Hospitality Management School"	5 August 2002	For Public Relations Purposes
Incorporation of Indirect Wholly-Owned Subsidiary, CapitaLand Financial Investments Pte. Ltd.	7 August 2002	SESTL Listing Manual
CapitaMall Trust – Exercise of Over-Allotment Option	19 August 2002	SESTL Listing Manual
Appointment of Chief Corporate Officer	20 August 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Sale of Cuppage Terrace"	21 August 2002	For Public Relations Purposes
News Release by CapitaLand's Subsidiary, The Ascott Group Limited – "Ascott Officially Opens Beijing's Largest Five-Star Serviced Residence"	28 August 2002	For Public Relations Purposes

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

REPLY TO SGX QUERIES DATED 30 JULY 2002 ON THE ANNOUNCEMENT OF THE GROUP'S HALF-YEAR FINANCIAL STATEMENT ENDED 30 JUNE 2002 ("HALF-YEAR RESULTS")

The Board of Directors of CapitaLand Limited (the "Group") sets out herewith its reply to the queries from the Singapore Exchange Securities Trading Limited dated 30 July 2002 for additional information on the Company's half year financial statement announcement released on 26 July 2002: -

(a) **Elaborate on the factors contributing to the 39.6% reduction in the Group's "Cost of Sales" from $1,729 million to $1,045 million.**

1H 2001 cost of sales of $1,729 million included about $445 million relating to provision for ongoing Singapore residential development projects and write-down in value of Singapore residential landbank. Excluding this amount, the reduction in 1H 2002 cost of sales year-on-year is consistent with the lower turnover reported.

(b) **Disclose the factors leading to the decline in the Group's "Other income including interest income" from approximately $518 million to $80 million.**

"Other income including interest income" comprises gains from divestments, foreign exchange gains, interest income and other income.

The gains from divestments in 1H 2002 was $49 million compared to $480 million for the corresponding period last year. In 1H 2001, the Group divested 55% of its equity interest in Raffles City (Private) Limited (now known as Tincel Properties (Private) Limited), which resulted in a $462 million gain.

(c) **Explain why the profit before interest and tax contribution from the Group's operations in Singapore increased by $74 million to $204 million despite a decline in turnover of about $43 million.**

The 1H 2001 profit before interest and tax ("EBIT") for Singapore included a total provision of $588 million and a divestment gain of $506 million. Excluding these two items, the 1H 2001 EBIT was about $213 million compared to 1H 2002's EBIT of $205 million. The smaller EBIT in 1H 2002 is consistent with the lower turnover for 1H 2002.

(d) **Disclose the factors leading to the increase in "Other Assets" from approximately $184 million as at 31 March 2002 to $216 million as at 30 June 2002.**

The increase was largely due to additional long-term investments in and loan receivables from companies in which the group has less than 20% equity interest, and recognition of deferred tax assets in line with the revised Statement of Accounting Standard 12 on Income Taxes.

By order of the Board

Lim Mei Yi
Company Secretary
1 August 2002

s : sec/sgx annc/replySGX-results1Aug02.doc

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "EXTENSION OF DATE OF COMPLETION FOR SALE OF ENTIRE REGISTERED CAPITAL OF SHANGHAI YONG LIANG REAL ESTATE DEVELOPMENT CO., LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), had on 1 August 2002 issued an announcement on the above matter. Attached Ascott's announcement is for information.

SHYL- Extend Completion.p

Submitted by Lim Mei Yi, Company Secretary on 02/08/2002 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

Extension of Date of Completion for Sale of Entire Registered Capital of Shanghai Yong Liang Real Estate Development Co., Ltd.

On 6 June 2002, the Board of Directors of The Ascott Group Limited (the "Company") announced (the "6 June Announcement") that the Company's indirect wholly owned subsidiary, LC Genesis (Shanghai) Pte. Ltd. ("LCG") had, on 6 June 2002, together with Shanghai Yong Ye Co., Ltd. ("SYY") signed an Agreement (the "Agreement") to sell all of the registered capital in Shanghai Yong Liang Real Estate Development Co., Ltd ("Yong Liang") to Rodamco Shanghai Apartments Limited ("Rodamco Shanghai"). It was stated in the 6 June Announcement that the sale of Yong Liang was scheduled to be completed by 31 July 2002.

The Company wishes to further announce that LCG, SYY and Rodamco Shanghai had agreed to enter into a further agreement to extend the date for the completion of the sale of Yong Liang to 31 August 2002.

By Order of the Board
Chia Lee Meng
Company Secretary
1 August 2002

82-4507

MASNET No. 13 OF 06.08.2002
Announcement No. 13

CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "INVESTMENT IN HOSPITALITY MANAGEMENT SCHOOL"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has on 5 August 2002 issued announcements on the above matter. Attached RHL's announcements are for information.

MASNET Announcement - IHMS.

2nd Announcement.pd

Submitted by Jessica Lum, Assistant Company Secretary on 06/08/2002 to the SGX

82-4507

MASNET No. 103 OF 05.08.2002
Announcement No. 103

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

INVESTMENT IN HOSPITALITY MANAGEMENT SCHOOL

With reference to the Announcement made by the Company on Investment in Hospitality Management School (MASNET No. 91) this evening, the date of submission of the said announcement should read as **05.08.2002**.

Submitted by Emily Chin, Company Secretary on 05/08/2002 to the SGX

82-4507

02 OCT -2 AM 10:16

MASNET No. 91 OF 05.08.2002
Announcement No. 91

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

INVESTMENT IN HOSPITALITY MANAGEMENT SCHOOL

The Directors of Raffles Holdings Limited (the "Company") wish to announce that it has through its subsidiary, Raffles International Limited ("RIL"), invested in a company called "International Hotel Management School Pte. Ltd." ("IHMS"), to be owned jointly with Singapore Tourism Board, Far East Organisation, Pontiac Land, Hotel Properties Ltd and Millennium & Copthorne Hotels PLC.

RIL will initially hold a 30% stake in IHMS and Ms Jennie Chua Kheng Yeng, President & Chief Operating Officer of RIL will be the Chairman of IHMS.

The particulars of IHMS are:-

(i) Principal Activity:	To own and manage a hospitality management school for post-graduate studies and executive programs in Singapore.
(ii) Place of Incorporation:	Singapore
(iii) Initial Directors:	Messrs Jennie Chua Kheng Yeng, Richard Charles Helfer, Yeo Khee Leng and Charles Leong
(iv) Authorised Share Capital:	S$2,000,000.00
(v) Initial Paid-Up Capital:	S$10.00 divided into 10 ordinary shares of S$1.00 each

Other than Mr Richard Charles Helfer, none of the Directors of the Company are directors of IHMS. Further, none of the Directors of the Company nor its substantial shareholders of the Company have any interest in the aforesaid transaction.

Submitted by Emily Chin, Company Secretary on 15/08/2002 to the SGX

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

INCORPORATION OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND FINANCIAL INVESTMENTS PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand Financial Limited ("CFL") has incorporated a wholly-owned subsidiary, CapitaLand Financial Investments Pte. Ltd. ("CFIPL") in Singapore.

CFIPL's principal activity is the investment in real-estate financial products and real-estate assets with potential for transformation into financial products. It has an authorised capital of S$400,000 comprising 400,000 shares of S$1 each and an issued and paid-up capital of S$2.

By Order of the Board

Jessica Lum
Assistant Company Secretary
7 August 2002

s:sec/sgx annc/incorp-newacq/CFI.doc
23 Jul 2002 (JLMS/tln)

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

CAPITAMALL TRUST - EXERCISE OF OVER-ALLOTMENT OPTION

Further to our announcements of 1 July 2002 and 11 July 2002, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the over-allotment option to purchase up to an aggregate of 31,950,000 units in CapitaMall Trust ("CMT") granted by its indirect wholly-owned subsidiary, Pyramex Investments Pte Ltd ("Pyramex"), to The Development Bank of Singapore Ltd ("DBS Bank") in connection with the initial public offering ("IPO") of units in CMT has been exercised in full by DBS Bank on 15 August 2002.

As 31,950,000 units in CMT had already been delivered by Pyramex to DBS Bank under a securities borrowing agreement to cover over-allotment of units in CMT under the IPO, with the exercise of the over-allotment option, DBS Bank will purchase and pay for these units instead of returning them to Pyramex. Hence, notwithstanding the exercise of the over-allotment option, CapitaLand will continue to hold 33.34% of all outstanding units in CMT (or 246,050,000 units) through its indirect wholly-owned subsidiaries, Pyramex and CapitaLand Investments Pte Ltd ("CIPL").

Based on CapitaLand's 33.34% stake in CMT after the sale of units in CMT by Pyramex and CIPL in connection with the IPO (including the sale of units to certain cornerstone investors by CIPL), the updated financial impact on CapitaLand for the current financial year ending 31 December 2002 will be as follows:-

Proceeds to CapitaLand ($)	360 Million
Net gain from divestment ($)	100.8 Million
Impact on EPS (cents)	4.0
Impact on NTA ($)	Not material
Improvement to net gearing *	0.06

* With respect to 30 June 2002 net gearing

By Order of the Board

Lim Mei Yi
Company Secretary
19 August 2002

s:ses/sgx annc/cmt/exercise over-allotment options-19Aug02.doc

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

APPOINTMENT OF CHIEF CORPORATE OFFICER

The Board of Directors of CapitaLand Limited ("CapitaLand") is pleased to announce the appointment of Mr Tham Kui Seng as the Chief Corporate Officer ("CCO") of the Company with effect from 1 September 2002, as part of its continuing efforts to streamline and coordinate corporate services operations and enhance efficiencies across the CapitaLand Group. The CCO will oversee the corporate services functions of Corporate Planning, Research, Corporate Communications, Corporate Secretariat, Human Resource and Management Information Systems. This is in addition to Mr Tham's current appointment as the Chief Executive Officer of CapitaLand Residential Limited.

Further details and the declaration of Mr Tham as required under Rule 704(7) of the Listing Manual are contained in a separate announcement made today.

By Order of the Board

Lim Mei Yi
Company Secretary
20 August 2002

S:sec/sgx annc/officers/TKS-appt of CCO-1sep02(revised).doc

82-4507

Announcement Of Appointment Of Chief Corporate Officer

Date of appointment:	01/09/2002 (DD/MM/YYYY)
Name:	Tham Kui Seng
Age:	44
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	Chief Corporate Officer. The position is executive in nature. Overview of corporate services functions of Corporate Planning, Research, Corporate Communications, Corporate Secretariat, Human Resource and Management Information Systems. Mr Tham will continue to hold the appointment of Chief Executive Officer, CapitaLand Residential Limited.
Working experience and occupation(s) during the past 10 years:	<u>November 2000 to Present</u> Chief Executive Officer CapitaLand Residential Limited <u>January 2000 to November 2000</u> Chief Operating Officer Pidemco Land Limited <u>July 1996 to December 1999</u> Senior Vice President (International Investments) Pidemco Land Limited <u>August 1993 to July 1996</u> Vice President Times Publishing Limited <u>May 1991 to August 1993</u> General Manager Novo Technology Development

Other directorships

Past (for the last five years)

Alexandrite Land Pte Ltd
BCH Hotel Investment Pte Ltd
BCH Office Investment Pte Ltd
BCH Retail Investment Pte Ltd
Bugis City Holdings Pte Ltd
Calomel Pte Ltd
Canary Riverside Development Pte Ltd
Canary Riverside Estate Management Limited
Canary Riverside Estate Pte Ltd
Canary Riverside Holdings Pte Ltd
Canary Riverside Hotel Pte Ltd
Canary Riverside Investments Pte Ltd
Canary Riverside Properties Pte Ltd

82-4507

Capital Tower Pte Ltd
CapitaLand (HK) Management Limited
CapitaLand (U.K.) Pte Ltd
CapitaLand Corporate Investments Pte Ltd
CapitaLand Fund Investment Pte Ltd
CapitaLand Fund Management Limited
CapitaLand Market Street Pte Ltd
CapitaLand Property Services Holdings Pte Ltd
CapitaLand Raffles Investment Pte Ltd
CapitaLand SMA Pte Ltd
CapitaLand UK Holdings Limited
CapitaLand UK Management Limited
Capitol Square Pte Ltd
Choa Chu Kang Land Ltd
Cuppage Centre Pte Ltd
Efficient Properties Limited
FSCR Hotel (UK) Limited
FSCR Investment Pte Ltd
George Street Pte Ltd
Gold Trophy Properties Limited
Golden Square Pte Ltd
Hill Street Centre Pte Ltd
Huaten Investment & Development Pte Ltd
Huteng Investment (Shanghai) Pte Ltd
I.P. Property Fund Asia (S1) Limited
I.P. Property Fund Asia (S2) Limited
I.P. Real Estate Asset Management (Asia) Pte Ltd
I.P. Real Estate Asset Management (Guernsey) Limited
Interactive Properties Limited
Inverfin Sdn Bhd
Malachite Land Pte Ltd
Murray Terrace Pte Ltd
OneRex Pte Ltd
pFission Development Pte Ltd
pFission Investment Pte Ltd
pFission Pte Ltd
PID Investments Pte Ltd
Pidemco Development Pte Ltd
Pidemco Land (Indonesia) Pte Ltd
Pidemco-Raffles Properties Pte Ltd
Pidland (Malaysia) Sdn Bhd
Plushland Sdn Bhd
Power-Tech Properties Limited
Prasiolite Pte Ltd
PREMAS International Limited
Pvortal 2 Pte Ltd
Pvortal 3 Pte Ltd
Pvortal 4 Pte Ltd
Pvortal 5 Pte Ltd
Pyrite Pte Ltd
RC Hotels (Pte) Ltd
Rochor Square Pte Ltd
Sanidine Properties Limited
Savu Investments Ltd
Savu Properties Ltd
SGN Investment Pte Ltd
Shanghai Huteng Real Estate Co., Ltd
Singapore-Suzhou Township Development Pte Ltd
SMD International Pte Ltd
Somerset International Holdings Pte Ltd
Somerset Land Pte Ltd
Speedown Properties Limited
Suten Investment & Development Pte Ltd

Suzhou Taihu Chungten Real Estate Development Co., Ltd
Syntax Properties Limited
Tafoni Pte Ltd
Temasek Tower Limited
The Ascott Group Limited
Tincel Properties (Private) Limited
Victoria City Pte Ltd
Westbond Investments Pte Ltd
Yangon Investment Pte Ltd
Zhongten Investment & Development Pte Ltd

Present

Ausprop Holdings Limited
Aust Holdings Ltd
Australand Holdings Limited
Austvale Holdings Ltd
Bangi Heights Development Sdn Bhd
CapitaLand China Holdings Pte Ltd
CapitaLand Residential Limited
CapitaLand Residential Management Services Pte Ltd
Central Hill Limited
Central Union Limited
CRL (HK) Pte Ltd
CRL Investment Pte Ltd
Hua Jian Holdings Pte Ltd
Hua Sheng Holdings Pte Ltd
Hua Yuan Holdings Pte Ltd
Onesentral Park Sdn Bhd
Raffles Holdings Limited
Seri Alam Properties Sdn Bhd
Shanghai Pudong Xinxiang Real Estate Development Co Ltd
Shanghai Xin Li Property Development Co Ltd
Shanghai Xin Qing Property Development Co Ltd
Shanghai Xin Rui Property Development Co Ltd
Shanghai Xin Wei Property Development Co Ltd
United Malayan Land Berhad

Shareholding in the listed issuer and its subsidiaries:	Holds 35,000 ordinary shares of S$0.50 each in Raffles Holdings Limited
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

<u>Declaration by a Director, Executive Officer or Controlling Shareholder</u>
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
○ Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
○ Yes ● No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
○ Yes ● No

82-4502

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
○ Yes ● No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
○ Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
○ Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
○ Yes ● No

9. Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?
○ Yes ● No

Submitted by Lim Mei Yi, Company Secretary on 20/08/2002 to the SGX

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "SALE OF CUPPAGE TERRACE"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Cuppage Terrace - Sale.PD

Submitted by Lim Mei Yi, Company Secretary on 21/08/2002 (DD/MM/YYYY) to the SGX

82-4507

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

SALE OF CUPPAGE TERRACE

The Board of Directors of The Ascott Group Limited (the "Company") is pleased to announce that Cuppage Terrace (1999) Limited (the "Vendor"), an indirect wholly-owned subsidiary of the Company, has today entered into an agreement (the "Agreement") with S-11 Cuppage Terrace Pte. Ltd. (the "Purchaser") for the sale (the "Sale") of its leasehold property located at Lot 943M of Town Subdivision 27 and known as Cuppage Terrace together with the buildings erected thereon (the "Property"), for a consideration of S$19,000,000 (the "Consideration").

The Consideration, arrived at on a willing seller-willing buyer basis, shall be satisfied in cash in the following manner :-

(i) upon the signing of the Agreement earlier today by the Purchaser, a deposit equivalent to 10 per cent. of the Consideration and goods and services tax ("GST") thereon was paid by the Purchaser to the Vendor; and

(ii) the balance 90 per cent. of the Consideration and GST thereon shall be paid by the Purchaser to the Vendor on the date of completion of the Sale.

Completion of the Sale is expected to take place eight weeks from the date of the Agreement.

Rationale for the Sale

The Sale is in line with the Company's strategy to divest its non-core assets to focus on its serviced residence business.

The Property

The net book value of the Property as at 31 December 2001 is approximately S$20 million.

Financial Effects

The sale of the Property will result in a total net loss of approximately S$1.4 million, and has no material impact on the Group's earnings per share and net tangible asset per share for the financial year ending 31 December 2002.

Inspection of Agreement

A copy of the Agreement is available for inspection during normal business hours at the registered office of the Company at 8 Shenton Way #13-01 Temasek Tower, Singapore 068811 for three months from the date of this Announcement.

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Interests of Directors and Controlling Shareholders

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect in the Sale.

By Order of the Board
Keong Wen Hui
Asst. Company Secretary
21 August 2002, Singapore

82-4507

MASNET No. 56 OF 28.08.2002
Announcement No. 56

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "Ascott Officially Opens Beijing's Largest Five-Star Serviced Residence"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott") has today issued a news release on the above matter. Attached Ascott's news release is for information.

AscottBeijing.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 28/08/2002 to the SGX

82-4507

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

August 28, 2002
For Immediate Release
Contact:

Ida Lim (65) 6586 7230
Tay Cheng Cheng (65) 6586 7231

NEWS RELEASE

Ascott Officially Opens Beijing's Largest Five-Star Serviced Residence

The Ascott Group, a leading international serviced residence company, today officially opened The Ascott Beijing, the city's largest five-star serviced residence.

The 272-unit twin tower building in the Chao Yang central business district is adjacent to the new The Exchange Beijing office tower, and close to the China World Trade Centre and International Exhibition Centre.

The group's deputy chairman and CapitaLand's president and CEO, Mr Liew Mun Leong, said: "The Ascott Beijing sets new benchmarks for the city's serviced residence industry. It is the largest purpose-built five-star serviced residence in Beijing that combines the luxury of a first-class hotel with the comfort and privacy of a home.

"We expect further growth in China's serviced residence industry, due to the country's high foreign direct investments, good GDP growth and entry into the WTO. Ascott, as the largest serviced residence chain in China, is well positioned to benefit from this growth."

- more -

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The Ascott Beijing is owned by Hemliner Pte Ltd, a joint-venture company of GIC Real Estate (with 70 per cent stake) and The Ascott Group (30 per cent stake).

The Asia Pacific's largest serviced residence chain, The Ascott Group has a portfolio of 8,200 serviced residence units in 20 cities in 11 countries across Asia, Australasia and the United Kingdom.

Ascott's chief executive officer, Mr Kee Teck Koon, said that The Ascott Beijing today outperforms the market in rates and occupancy, although it soft-opened in phases only a year ago. Ninety-five per cent of its guests are corporate executives on assignments from the US, Europe and Asia Pacific.

He added that the residence is popular with expatriates in the city, as it has redefined the serviced residence product. Ascott's scale and infrastructure in China, with 1,500 residence units in Beijing, Shanghai and Tianjin, enable it to provide a greater range of services, faster and more creatively than its competitors.

"The Ascott Beijing's 'enriched living experience' programme has set new standards in how serviced residences can provide guests with a nurturing home and support community. Our resident activities facilitate guests' business networking, community integration and family recreation in the city," he said.

Mr Kee added that Ascott has redefined flexible accommodation in the city, where guests can stay from a few days to a year, and get confirmed reservations instantly over the phone or Internet. Prior to this, most serviced residences in Beijing catered for a minimum three months' stay.

Designed by an award winning international firm, The Ascott Beijing's unique décor enables guests to enjoy the rich history of the location within the discreet luxury of modern interiors.

Residents walk on a plush carpet that bears lyrics from a Tang dynasty poet about the location. A large 290-year old stone carving at the lobby, unearthed from the building site, has an inscribed edict by Qing emperor Kang Xi to a widow for her dedicated care of her parents-in-law.

The residence has also raised serviced residence benchmarks in the city by delighting guests with the latest communications equipment such as in-room broadband Internet access and DVD players, trendy recreational activities including aqua-gym sessions, and conveniences such as complimentary daily breakfasts and regular bus shuttles for shopping.

Increasing Market Share

Mr Kee said that Ascott is in discussions with several building owners to secure more serviced residence management contracts and grow its portfolio.

"We aim to increase our market share in Beijing, Shanghai and Tianjin from our current 10 per cent to 25 per cent by 2005. We will leverage Ascott's strong brand presence, economies of scale and global marketing network to add value to properties for building owners," he added.

"Today there are already 263 Fortune 500 companies in Shanghai and 158 in Beijing. The expatriate population has risen to 70,000 in Shanghai and 60,000 in Beijing. This critical mass will sustain demand for serviced residences, well beyond the Olympics."

- more -

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Mr Kee added that the large pool of human resources in China has enabled the group to replicate swiftly The Ascott and Somerset residences in the country. Staff at The Ascott Beijing and the group's other residences in China have been trained on Ascott's operational and service delivery systems.

"The large talent pool in China will enable us to expand rapidly our top management team to run our growing global portfolio of serviced residences. We are developing several promising Chinese managers to lead our operations in China, and eventually internationally," said Mr Kee.

In Beijing, Ascott also operates the 221-unit Somerset Fortune Garden and 95-unit Luxury Apartments. In Shanghai, it manages the 248-unit The Ascott Pudong, 334-unit Somerset Grand Shanghai, and 167-unit Somerset Xu Hui. It also operates the 169-unit Somerset Olympic Tower in Tianjin.

Luxurious Lifestyle

The Ascott Beijing, which carries the group's flagship The Ascott brand, is targeted at top executives.

Units at the residence range from elegant one-bedroom apartments to four-bedroom penthouses. Facilities include an indoor glass-roofed swimming pool, gym, jacuzzi, sauna, residents' lounge, function room and children's playroom.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Date : August 28, 2002

For more information, please contact:

Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

- End -

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BACKGROUND

A. About The Ascott Group's Serviced Residences in China

In Beijing

The Ascott Beijing -- 272 units, Jian Guo Road, Chao Yang District
Located in Beijing's central business district, The Ascott Beijing is close to the China World Trade Centre. It boasts designer fittings and extensive facilities including an indoor glass-roofed swimming pool. Units range from luxurious one-bedroom suites to four-bedroom penthouses.

Somerset Fortune Garden-- 221 units, Liang Ma Qiao Road, Chao Yang District
Located in the prime Yen Sha business district, Beijing's third embassy belt, Somerset Fortune Garden is near international schools and entertainment facilities. Units range from one to four-bedroom suites, with private balconies and scenic city views.

Luxury Apartments -- 95 units, Jian Hua Nan Road, Chao Yang District (Opening Q4, 2002)
Located in Beijing's prime Chaoyang residential district, the residence is near shopping centres and the popular Silk Market. Travelling is easy, with the Jianguomen subway station a stroll away. Units range from one to four-bedroom suites.

In Shanghai

The Ascott Pudong -- 248 units, Lujiazui, Pudong
Boasting spectacular views of the Huangpu River, The Ascott Pudong offers facilities such as a business centre, an indoor heated swimming pool, sauna, indoor tennis court, gym and residents' lounge. Units range from one to four-bedroom suites and penthouses.

Somerset Grand Shanghai -- 334 units, Jinan Road, Luwan District
Located along Huai Hai Zhong Road, Somerset Grand Shanghai is in the heart of Shanghai's main business, shopping and dining belt. Facilities include an indoor heated swimming pool and an international kindergarten. Units range from one to three-bedroom suites.

Somerset Xu Hui -- 167 units, Shanxinan Road, Xu Hui District
Situated in the Xu Hui residential estate, Somerset Xu Hui is close to shopping and entertainment facilities in Huai Hai Zhong Road and Xu Jia Hui. It offers spacious one to three-bedroom units with speedy Internet access.

In Tianjin

Somerset Olympic Tower -- 169 units, Chengdu Dao, Heping District
In the heart of Tianjin's major up-market shopping area and prime residential district, Somerset Olympic Tower is conveniently close to international schools and the Tianjin railway station. Units range from one-bedroom suites to four-bedroom penthouses.

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BACKGROUND (Cont'd)

B. About The Ascott Group

The Ascott Group is a leading international serviced residence chain with a portfolio of over 8,200 serviced residence units in 20 cities in 11 countries across Asia, Australasia and the United Kingdom.

In its drive for leadership in the global serviced residence industry, the group today commands pole positions in many gateway cities such as Singapore, London, Beijing, Shanghai, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts an 18-year industry track record and serviced residence brands that are market leaders in Asia and Australasia.

The Group's luxury The Ascott brand projects an elegant lifestyle appealing to top executives. The Somerset brand offers stylish, contemporary living for senior to upper management executives.

Headquartered in Singapore, The Ascott Group's shares trade as 'Ascott' on the Singapore Exchange. It is the serviced residence arm of CapitaLand Limited, Southeast Asia's largest listed property company.